Exhibit 1.01

Federal-Mogul Holdings Corporation

Conflict Minerals Report

This conflict minerals report (“Conflict Minerals Report” or “CMR”) is presented in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), for the year ended December 31, 2014. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

1.	Reasonable Country of Origin Inquiry

Federal-Mogul conducted an analysis of its products and found that certain of its products contain 3TG. Due to Federal-Mogul’s extensive network of suppliers and the varying tiers between Federal-Mogul’s direct suppliers and the 3TG mines, after conducting a reasonable country of origin inquiry, Federal-Mogul is unable to determine with certainty the origin of 3TG in its products and therefore the Company cannot exclude the possibility that some 3TG may have originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”). Federal-Mogul also believes that 3TG in its products is not from recycled or scrap sources. Accordingly, the Company is required under the Rule to submit this CMR describing the due diligence exercised on the source and chain of custody of the Company’s conflict minerals.

This CMR is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2014, the CMR is not subject to an independent private sector audit.

2.	Company Overview

This CMR has been prepared by management of Federal-Mogul. The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

The Company is a leading global supplier of technology and innovation in vehicle and industrial products for fuel economy, emissions reduction and safety systems. The Company serves the world’s foremost original equipment manufacturers (“OEM”) and servicers (“OES”) (collectively “OE”) of automotive, light, medium and heavy-duty commercial vehicles, off-road, agricultural, marine, rail, aerospace, power generation and industrial equipment, as well as the worldwide aftermarket. The Company seeks to participate in both of these markets by leveraging its original equipment product engineering and development capability, manufacturing know-how, and expertise in managing a broad and deep range of replacement parts to service the aftermarket. The Company believes that it is uniquely positioned to effectively manage the life cycle of a broad range of products to a diverse customer base. Federal-Mogul is a leading technology supplier and a market share leader in several product categories. As of December 31, 2014, the Company had current OEM products included on more than 300 global vehicle platforms and more than 700 global powertrains used in light, medium and heavy-duty vehicles. The Company offers premium brands, OE replacement and entry/mid-level products for all aftermarket customers. Therefore, the Company can be first to the aftermarket with new products, service expertise and customer support. This broad range of vehicle and powertrain applications reinforces the Company’s belief in its unique market position.

The Company operates with two end-customer focused business segments. Powertrain focuses on original equipment products for automotive, heavy duty and industrial applications. Motorparts sells and distributes a broad portfolio of products in the global aftermarket, while also serving OEMs with products including braking, chassis, wipers and other vehicle components. This organizational model allows for a strong product line focus benefitting both original equipment and aftermarket customers and enables the global Federal-Mogul teams to be responsive to customers’ needs for superior products and to promote greater identification with Federal-Mogul premium brands. Additionally, this organizational model enhances management focus to capitalize on opportunities for organic or acquisition growth, profit improvement, resource utilization and business model optimization in line with the unique requirements of the two different customer bases.

Powertrain offers its customers a diverse array of market-leading products for OE applications, including pistons, piston rings, piston pins, cylinder liners, valve seats and guides, ignition products, dynamic seals, bonded piston seals, combustion and exhaust gaskets, static gaskets and seals, rigid heat shields, engine bearings, industrial bearings, bushings and washers, plus element resistant systems protection sleeving products, acoustic shielding and flexible heat shields. Motorparts offers powertrain products manufactured by Powertrain, distributed through globally-recognized aftermarket brands to the independent aftermarket and also offers brake disc pads, brake linings, brake blocks, brake system components, chassis products, wipers, and other product lines to OE and aftermarket customers.

The Company has manufacturing facilities and/or distribution centers in 26 countries and, accordingly, the Company’s reporting segments derive sales from both domestic and international markets.

Supply Chain

Federal-Mogul’s highly engineered products are manufactured from a variety of raw materials and incorporate subcomponents which are distributed through a global supply chain. The Company has relationships with a considerable network of suppliers throughout the world, and Federal-Mogul has found that the majority of its suppliers are three tiers or more removed from smelter and refiner operations. Therefore, Federal-Mogul must rely on its direct suppliers to work with their upstream suppliers in order to provide information on the origin of 3TG contained in components and materials supplied to Federal-Mogul. While Federal-Mogul has incorporated disclosure requirements with respect to conflict minerals in its Restricted Substance Management Standard, and it is Federal-Mogul’s expectation that its suppliers will adopt policies and procedures with respect to conflict minerals, many of the Company’s agreements with suppliers have been in force for a number of years, and the Company cannot unilaterally impose new contract terms or flow-down requirements that would otherwise obligate such suppliers to comply with Federal-Mogul’s 3TG due diligence efforts. As Federal-Mogul enters in to new contracts with its suppliers, we will be adding provisions that require our suppliers to provide us with our requested 3TG information.

Because it is not practicable to conduct a survey of all Federal-Mogul suppliers, the Company has developed a risk-based approach to due diligence that focuses on products believed to contain 3TG based on specifications and other documentation (the “product-centric approach”), as well as suppliers thought to potentially provide Federal-Mogul with components and materials incorporating 3TG due to the nature of such components or materials (the “supplier-centric approach”). The Company believes this is a reasonable approach because the combined product-centric and supplier-centric approaches offers a certain level of corroboration in information received from suppliers as compared to information Federal-Mogul maintains on-hand, while also focusing on relevant suppliers.

Conflict Minerals Policy

The Company has adopted a conflict minerals policy which is publicly available on its website at http://www.federalmogul.com/en-US/Suppliers/Pages/ConflictMinerals.aspx.

For additional information about Federal-Mogul’s commitment to responsible sourcing and other human rights, see the Company’s Code of Conduct and Basic Working Conditions for Suppliers policy at http://www.federalmogul.com/en-US/Suppliers/Pages/Purchasing-Policies.aspx.

3.	Design of Due Diligence

Federal-Mogul’s due diligence measures conform, in all material respects, with the due diligence framework presented by The Organisation for Economic Co-operation and Development (“OECD”) in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), including the related supplements for gold and for tin, tantalum and tungsten.

Due Diligence Activities With Respect to Products Manufactured During 2014

a.	Established a Strong Company Management System:

Federal-Mogul has adopted a conflict minerals policy, which has been communicated to its suppliers and is publicly available on Federal-Mogul’s website.

Federal-Mogul’s purchasing department led the Company’s conflict minerals compliance program. However, early on, the Company identified other key roles within the organization requiring input into Federal-Mogul’s conflict minerals compliance program. Centralized program management resources were added to each business segment to direct and monitor progress of the product line purchasing and engineering groups responsible for carrying out the Company’s combined product-centric and supplier-centric 3TG diligence approaches. The Company’s executive management was briefed about the progress and results of the Company’s due diligence efforts on a regular basis. As necessary, Federal-Mogul also sought insight and guidance from representatives of the Company’s legal and engineering groups and from the Company’s executive management team.

As Federal-Mogul does not typically have direct relationships with 3TG smelters and refiners, the Company participated in several industry-wide initiatives in an effort to develop conflict-free supply chains, including: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict-Free Sourcing Initiative (CFSI), the Automotive Industry Action Group’s (AIAG) Conflict Minerals Work Group, and the National Association of Manufacturers’ (NAM) Conflict Minerals Task Force. Controls included an integrity policy that outlines the expected behaviors of Federal-Mogul’s employees, the Code of Conduct and Basic Working Conditions for Suppliers policy that provides expected business practices for suppliers, and the disclosure requirements with respect to conflict minerals in Federal-Mogul’s Restricted Substance Management Standard.

Federal-Mogul’s due diligence process included a supplier-centric approach. The Company’s purchasing department is the primary interface with suppliers and had the responsibility of ensuring Federal-Mogul’s requirements concerning the Company’s conflict minerals policy were understood. Purchasing representatives engaged with suppliers to complete the EICC-GeSI Conflict Minerals Reporting Template (the “CMRT”). Further, purchasing personnel provided training to improve content and strengthen supplier knowledge of the Rule. Training materials and workshops were made available via the program managers when engagement with suppliers was required.

The Company established grievance mechanisms whereby employees, suppliers and other interested parties can report concerns or violations of Federal-Mogul’s policies. Such concerns or violations can be made via the Federal-Mogul helpline (which is described at http://www.federalmogul.com/en-US/Company/Pages/Integrity-Policy.aspx) or through a specific conflict minerals related e-mail address at conflictminerals@federalmogul.com.

b.	Identified and Assessed Risk in the Supply Chain:

Federal-Mogul’s due diligence process for identifying the presence of 3TG included both a product-centric and a supply-centric approach. The combination and overlap of these approaches helped identify potential risks or red flags.

In the Company’s product-centric approach, the Company leveraged its technical infrastructure to: (a) identify where specifications required the use of 3TG that were necessary to the function of the product the Company manufactured or contracted to manufacture and (b) categorize relevant suppliers as high-importance based on independent engineering judgment that 3TG was likely to exist in a purchased product.

In Federal-Mogul’s supplier-centric approach, suppliers were expected to return a completed CMRT or provide information through the iPoint Conflict Minerals Platform (“iPCMP”), including all smelter and refiner information for the designated minerals. Responses from suppliers were reviewed against internal criteria developed by the Company and the results of Federal-Mogul’s product-centric approach were used to determine if follow-up with a supplier was necessary. The Company maintained a dashboard with the relevant suppliers’ classification. This document also provided details on missing information or necessary follow-up with relevant suppliers.

The objective is to obtain the complete smelter information from these relevant suppliers, to encourage suppliers to implement due diligence measures, and to adhere to conflict-free sourcing policies. While improvements have been made by the Company’s supply base to provide more accurate and complete information, from the responses received from Federal-Mogul’s suppliers, it is clear that the majority of suppliers are still not able to provide a list of all smelters used to process 3TG contained in the components supplied to their customer-base, let alone specific information with respect to the 3TG sourcing in the components and materials supplied to Federal-Mogul.

Federal-Mogul is a member of the CFSI and will continue to work with that program and the Company’s industry peers to educate the supply base on proper due diligence measures so that the Company can understand the source and chain of custody of Federal-Mogul’s 3TG.

c.	Designed and Implemented a Strategy to Respond to Risks:

Federal-Mogul has implemented a risk management plan which includes: requiring suppliers to respond to the CMRT or submit information through iPCMP; reviewing and verifying responses from suppliers and following-up on any discrepancies; assigning levels of risk to suppliers based on the results of Federal-Mogul’s product-centric and supplier-centric due diligence approaches; and reviewing any identified smelters against the CFSI smelters list to determine audit status. Executive management was briefed about the Company’s due diligence efforts on a regular basis.

As part of the Company’s risk management plan, to ensure suppliers understand the Company’s expectations for due diligence and completing the CMRT, Federal-Mogul conducted workshops and training with suppliers. Federal-Mogul exercised leverage over those relevant suppliers, and clearly communicated the expectation for them to adopt conflict-free sourcing policies as a risk mitigation practice.

d.	Carried out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain:

Federal-Mogul does not typically have a direct relationship with 3TG smelters and refiners and therefore does not perform or direct audits of these entities within Federal-Mogul’s supply chain. However, the Company supported audits conducted by third party auditors through Federal-Mogul’s participation in the CFSI and Federal-Mogul obtained information about the results of smelter audits, when available.

e.	Reported on Supply Chain Due Diligence:

This CMR, Federal-Mogul’s conflict minerals policy, and further correspondence with suppliers on conflict minerals is available on the Company’s website at www.federalmogul.com. Additionally, this Conflict Minerals Report is filed with the SEC.

4.	Due Diligence Results

After conducting due diligence on the source and chain of custody of the 3TG in Federal-Mogul’s products, the Company has concluded its products are “DRC conflict undeterminable”.

Survey Responses

Federal-Mogul reviewed supplier responses against specified criteria to determine which suppliers required further engagement from Federal-Mogul. Such criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the CMRT. While the Company has worked directly with these suppliers to provide more accurate and complete responses, not all responses included the names and locations of smelters. Of the Motorparts relevant suppliers, 81% have provided a CMRT response, of which: only 21% believe they have identified all smelters and only 29% state that they have a conflict minerals policy currently in place. Of the Powertrain relevant suppliers, 99% have provided a CMRT response, of which: approximately 63% believe they have identified all smelters and 74% state that they have a conflict minerals policy currently in place.

The majority of responses the Company received from its suppliers provided data at a company-level. For this reason, Federal-Mogul was unable to determine if the smelters or refiners were actually in the Company’s supply chain. For this same reason, Federal-Mogul cannot be certain that any 3TG reported by its suppliers were contained in components or parts Federal-Mogul purchased.

Efforts to Determine Mine or Location of Origin

As part of Federal-Mogul’s reasonable country of origin inquiry and Federal-Mogul’s due diligence efforts, Federal-Mogul requested its suppliers to complete the smelter information in the CMRT. To the extent information was provided by the Company’s suppliers, Federal-Mogul then leveraged the Conflict-Free Smelter Program (the flagship program of the CFSI) to determine the mines or locations of origin of the 3TG in the Company’s supply chain. As a subscribing member, Federal-Mogul participated in the CFSI activities. Federal-Mogul has also monitored and stayed abreast of the OECD implementation programs and the International Tin Research Institute Tin Supply Chain Initiative. The Company has determined that this process is the most reasonable in determining the mine or locations of origin.

Smelter and Refiners

Of Federal-Mogul’s suppliers reporting the existence of 3TG in their products, most reported at a company-level and not a part-level. Therefore, whether any 3TG was contained in components or parts the Company purchased, or whether an identifiable smelter impacted Federal-Mogul’s supply chain is not clear. The Company has therefore elected not to present the smelter and refiner names in this CMR. While not a comprehensive list as the Company continues to work with its relevant suppliers to determine a complete list of smelters and refiners, the following are believed to be the country locations for several identified smelters or refiners: Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Estonia, Germany, Hong Kong, India, Indonesia, Italy, Japan, Kazakhstan, Malaysia, Mexico, Netherlands, Peru, Philippines, Poland, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United States, Uzbekistan, and Vietnam.

5.	Steps to be Taken to Mitigate Risk

Federal-Mogul intends to take the following steps to improve the due diligence conducted by the Company and to further mitigate any risk that the necessary 3TG in the Company’s products could benefit armed groups in the Covered Countries:

•	Include a conflict minerals flow-down clause in supplier agreements and/or the Company’s general terms and conditions of purchase.

•	Continue to encourage suppliers to educate and train their lower tier suppliers to have a conflict-free sourcing policy.

•	Continue to improve our reasonable country of origin inquiry and due diligence results and responses by working closely with our supply base.

•	Continue to work with relevant trade associations to define and improve best practices, and continue to support the CFSI Conflict-Free Smelter Program in an effort to increase the number of verified smelters and refiners participating in such program.

Forward-Looking Statements

Statements contained in this report, which are not historical fact, constitute “Forward-Looking Statements.” Actual results may differ materially due to numerous important factors that are described in Federal-Mogul’s most recent report to the SEC on Form 10-K, which may be revised or supplemented in subsequent reports to the SEC on Forms 10-Q and 8-K. Such factors include, but are not limited to, our intent to create an independent company following the spin-off, revenue and growth expectation for the independent company or the Company following the spin-off, the expectation that the spin-off will be tax free, statements regarding the leadership, resources, potential, priorities, and opportunities for the independent company and the Company following a spin-off, failure to obtain regulatory approval for the spin-off or to satisfy any of the other conditions to the proposed spin-off, adverse effect on the market price of our common stock and on our operating results because of a failure to complete the proposed spin-off, negative effects of announcement or consummation of the proposed spin-off on the market price of the Company’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the companies in connection with the proposed spin-off, unanticipated litigation or legal settlement expenses, changes in capital market conditions that may affect financing, the impact of the proposed spin-off on the companies’ employees, customers and suppliers, future opportunities that the Company’s board may determine present greater potential to increase shareholder value, the ability of the companies to operate independently following the spin-off, the Company’s ability to successfully integrate and achieve the anticipated synergies from recent acquisitions, fluctuations in domestic or foreign vehicle production, fluctuations in the demand for vehicles containing our products, the Company’s ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, the success of the Company’s original equipment and aftermarket segmentation and corresponding effects and general global and regional economic conditions. Federal-Mogul does not intend or assume any obligation to update any forward-looking statements.

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